Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

International Assets Holding Corporation:

We consent to the incorporation by reference in registration statements (No. 333-117544) on Form S-3 of International Assets Holding Corporation and Subsidiaries of our report dated December 12, 2004, except as to note 2, which is as of May 21, 2005, relating to the consolidated balance sheets of International Assets Holding Corporation and Subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years then ended, which report appears in the September 30, 2004, annual report on Form 10-KSB of International Assets Holding Corporation.

As discussed in Note 2 to the Consolidated Financial Statements, the Consolidated Financial Statements for the years ended September 30, 2004 and 2003 have been restated.

KPMG LLP

Tampa, Florida

May 21, 2005